UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42710

SOL Strategies Inc.
(Translation of registrant's name into English)

217 Queen Street West, Suite 401
Toronto, Ontario, M5V 0R2, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐              Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibit 99.1 of this Report on Form 6-K is incorporated by reference into the registrant’s Registration Statement on Form F-10 (File No. 333-291660).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sol Strategies Inc.
(Registrant)

Date: January 2, 2026	By:	/s/ Michael Hubbard
Michael Hubbard
	Title:	Interim CEO

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Controlled Equity OfferingSM Sales Agreement, dated January 2, 2026, by and among the Registrant and Cantor Fitzgerald & Co., Cantor Fitzgerald Canada Corporation and Roth Capital Partners, LLC.